

May 20, 2011

Mr. Timothy M. Ring
Chief Executive Officer
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974

     Re: **C. R. Bard, Inc.**
              Form 10-K for the fiscal year ended
              Filed on February 24, 2011
              File No. 001-06926

Dear Mr. Ring:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                Brian Cascio
                                Accounting Branch Chief